EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Vital Farms, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-240258) on Form S-8 of Vital Farms, Inc. of our report dated March 24, 2021, with respect to the consolidated balance sheets of Vital Farms, Inc. and subsidiaries as of December 27, 2020 and December 29, 2019, the related consolidated statements of operations, comprehensive income, redeemable convertible preferred stock, redeemable noncontrolling interest and stockholders’ equity, and cash flows for each of the years in the three-year period ended December 27, 2020, and the related notes, which report appears in the December 27, 2020 annual report on Form 10-K of Vital Farms, Inc.

/s/ KPMG LLP

Austin, Texas
March 24, 2021